Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES EARLY TENDER RESULTS FOR ITS PREVIOUSLY ANNOUNCED CASH TENDER OFFER
Mexico City, August 10, 2022—Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today the early tender results of its previously announced tender offer to purchase for cash a maximum aggregate principal amount of up to US$300,000,000 of its 5.000% Notes due 2045 (the “2045 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 5.250% Notes due 2049 (the “2049 Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated July 27, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”). We collectively refer to the outstanding debt securities listed in the table below as the “Notes” and to each of the listed outstanding debt securities as a “series” of Notes. We refer to our offer to purchase the Notes as the “Offer.” Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.
In connection with its previously announced Offer, Notes of each series validly tendered and not validly withdrawn at or prior to 5:00 p.m. (New York City time) on August 9, 2022 (the “Early Tender Date”) will be accepted by Televisa as follows: (i) the 2045 Notes will be accepted for purchase up to US$110,642,000 in aggregate principal amount of such series of Notes, (ii) the 2025 Notes will be accepted for purchase up to US$130,508,000 in aggregate principal amount of such series of Notes, and (iii) the 2049 Notes will be accepted for purchase up to US$47,810,000 in aggregate principal amount of such series of Notes, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase. In connection therewith, we are also increasing the 2025 Series Tender Cap from the previously announced US$100,000,000 to US$130,508,000 (as amended herein, the “2025 Series Tender Cap”).
The following table sets forth certain information relating to the Notes and the Offer, including, among other things, the principal amount of Notes tendered on or prior to the Early Tender Date and accepted in the Offer. We were advised by Global Bondholder Services Corporation, as the tender agent and information agent for the Offer, that as of the Early Tender Date, the aggregate principal amounts of the Notes specified in the table below were validly tendered and not validly withdrawn.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Acceptance Priority Level	Series Tender Cap	Principal Amount Tendered as of Early Tender Date	Principal Amount Accepted as of Early Tender Date
5.000% Notes due 2045	40049 JBA4	US40049 JBA43	US$1,000,000,000	1	US$200,000,000	US$110,642,000	US$110,642,000
6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$400,000,000	2	US$130,508,000	US$130,508,000	US$130,508,000
5.250% Notes due 2049	40049 JBE6	US40049 JBE64	US$750,000,000	3	N/A	US$47,810,000	US$47,810,000

Withdrawal rights for the Offer expired at 5:00 p.m. (New York City time) on August 9, 2022. Notes that have been validly tendered on or prior to the Early Tender Date cannot be withdrawn, except as may be required by applicable law. The Offer will expire at 11:59 p.m. (New York City time) on August 23, 2022, unless extended by Televisa in its sole discretion.
All conditions to the Offer were deemed satisfied (or timely waived) by Televisa by the Early Tender Date.  Accordingly, on August 12, 2022 (the “Early Settlement Date”), Televisa will pay for all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase by Televisa pursuant to the Offer.

Holders who validly tendered (and not validly withdraw) their Notes on or prior to the Early Tender Date and whose Notes have been accepted for purchase pursuant to the Offer are eligible to receive the applicable Early Tender Consideration, which includes the Early Tender Premium and accrued and unpaid interest (“Accrued Interest”) on their accepted Notes up to, but excluding, the Early Settlement Date.
The Early Tender Consideration, excluding Accrued Interest, payable on the Early Settlement Date for Notes validly tendered on or prior to the Early Tender Date and accepted in the Offer will be US$291,680,955.02.
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The Dealer Managers
Televisa has retained Citigroup Global Markets Inc. and Santander Investment Securities Inc. to act as dealer managers in connection with the Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Offer may be directed to the Dealer Managers at their contact information set forth below.
Citigroup Global Markets Inc. 388 Greenwich Street, 4th Floor Trading New York, New York 10013 United States of America Attn: Liability Management Toll-Free: +1 800-558-3745 Collect: +1 212-723-6106	Santander Investment Securities Inc. 45 East 53 Street, 5th Floor, New York, New York 10022 United States of America Attn: Liability Management Toll-Free: +1 855-404-3636 Collect: +1 212-940-1442

The Tender Agent and the Information Agent
Copies of the Offer to Purchase may be obtained from Global Bondholder Services Corporation, the tender agent and the information agent for the Offer, at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (collect).

About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx